UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January 2026

Commission File Number: 001-41709

 SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable

(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

FY 2025 Preliminary Unaudited Key Operational and Financial Metrics

SEALSQ Corp (NASDAQ: LAES) (“SEALSQ” or the “Company”) announced full-year (FY) 2025 key operational and financial metrics (all financial data are preliminary and unaudited).

FY 2025 Revenue and Financial Highlights:

• +66% year on year revenue growth: Preliminary unaudited 2025 revenue of $18 million, with $8 million recorded in the fourth quarter of the year, compared to $4 million in the equivalent period last year.

• Growth drivers: The growth was driven primarily by renewed demand for traditional SEALSQ products and the consolidation of five months of revenue from IC’ALPS, following its acquisition on August 4, 2025. During the year, the Company continued to strengthen its commercial base and technological roadmap, however, revenue remained adversely impacted by the ongoing transition from legacy products to next-generation post-quantum semiconductors and software.

• Treasury: Cash position of over $425 million as of December 31, 2025 provides strong liquidity for PQC innovation and expansion, with the Company aiming to solidify its leadership in PQC-enabled semiconductors and its capacity to meet growing global demand for sovereign, quantum-secure technologies.

The Company’s preliminary unaudited fourth quarter and full year 2025 revenue results are based on current expectations and may be adjusted as a result of, among other things, completion of annual audit procedures. This financial information does not represent a comprehensive statement of the Company’s financial results for the fourth quarter or full year 2025 and remains subject to the completion of financial closing procedures and internal reviews.

Forward-Looking Statements

This Current Report on Form 6-K expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, pipeline estimates, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the risks related to the finalization of the financial results for the fourth quarter and year ended December 31, 2025; SEALSQ's ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ's filings with the SEC. As a result, the preliminary financial results contained in this Form 6-K may materially differ from the actual results that will be reflected in the consolidated financial statements for the fiscal year 2025 when they are completed and publicly disclosed. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC. SEALSQ Corp is providing this Current Report on Form 6-K as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-290963), as amended, and the registration statement on Form S-8 of the Company (File No. 333-287139), and into the base prospectus and any prospectus supplement outstanding under each of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2026	SEALSQ CORP

	By:	/s/ Carlos Moreira
		Name:	Carlos Moreira
		Title:	Chief Executive Officer

	By:	/s/ John O’Hara
		Name:	John O’Hara
		Title:	Chief Financial Officer